[GRAPHIC OMITTED] Acergy

                   Acergy S.A. announces sale of Acergy Piper

London, England - January 12, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today the completion of the sale of Acergy Piper to Saipem (Portugal) Comercio Maritimo S.U. Lda for $78 million.

Acergy Piper, a semi-submersible pipelay barge, which has operated primarily in the North Sea and more recently on the Mexilhao Project in Brazil, is the Company's sole operating unit in the non-core trunkline market.

Jean Cahuzac, Chief Executive Officer, said "This is another step forward in our fleet management programme enabling us to continue to differentiate our capabilities in the difficult and harsh environments in which we operate. The sale further enhances our already strong balance sheet and allows management to concentrate on our core markets.

I would like to thank those who have been involved in Acergy Piper activities for their work and wish them continued success."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the asset and statements as to the date of completion of the sale of the asset. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.